EXHIBIT 11

              STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

         Basic earnings per common share of $0.22 for the three months ended June 30, 2006 were calculated by dividing net income of $223,000 for the period April 1, 2006 to June 30, 2006 by the weighted-average number of common shares outstanding of 1,014,228.